                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                            Reptron Electronics, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    76026W208
                                    ---------
                                 (CUSIP Number)

                             ADAM W. FINERMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 2 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Couchman Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  450,038 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              450,038 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    450,038 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 3 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Couchman Capital Services LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  450,038 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              450,038 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    450,038 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 4 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Jonathan Couchman
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  450,038 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   0 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              450,038 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    450,038 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 5 of 10 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of the Common Stock, $.01 par value
(the  "Shares"),  of Reptron  Electronics,  Inc. (the  "Issuer").  The principal executive offices of the Issuer are located at 13700 Reptron  Boulevard,  Tampa,
Florida 33626.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This  statement  is jointly  filed by  Couchman  Partners,  L.P.
("CP"),  Couchman Capital Services LLC ("CCS") and Jonathan  Couchman  (together with CP, CCS the "Reporting Persons"). Because Jonathan Couchman is the Managing
Member of CCS, which in turn is the general partner of CP, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock of the Issuer held by CP. As the  Managing  Member of CCS,  which in turn is the general  partner of CP,  Jonathan  Couchman  may be deemed to be the  beneficial owner of the  450,038  shares  of Common  Stock of the  Issuer  held by CP.  The
Reporting  Persons are filing this joint statement,  as they may be considered a
"group" under  Section  13(d)(3) of the Act.  However,  neither the fact of this filing nor anything  contained  herein shall be deemed to be an admission by the
Reporting Persons that such a group exists. This statement on Form 13D replaces, pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, as amended,  the statement on Form 13G previously filed by the Reporting Persons on June 24, 2005,  as amended by Amendment  No. 1 thereto  filed on February 14,
2006, and Amendment No. 2 thereto filed on February 21, 2006.

            (b) The principal  business address of CP is c/o Hedge Fund Services
(BVI)  Limited,  James Frett  Building,  PO Box 761,  Wickhams Cay 1, Road Town,
Tortola,  British Virgin Islands.  The principal  business address of CC and Mr.
Couchman is 909 Third Avenue, 29th Floor, New York, New York 10022.

            (c) The  principal  business of CP is investing in  securities.  The principal  business of CCS is acting as the general partner of CP. The principal occupation of Mr. Couchman is investing in securities.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) CP is a British Virgin  Islands  limited  partnership.  CCS is a
Delaware limited liability company. Jonathan Couchman is a citizen of the United
States of America.

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 6 of 10 Pages
----------------------                                    ----------------------

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase  price of the 450,038  Shares owned by CP is approximately $2,118,326,  including brokerage commissions.  The Shares owned by
CP were acquired with the working capital of CP.

Item 4.     PURPOSE OF TRANSACTION.

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  No Reporting Person has any  present  plan or  proposal  which  would  relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

            At the present time,  the Reporting  Persons have concerns about the terms of the recently announced merger transaction with Kimball  Electronics and intend to communicate with other  stockholders  regarding such  transaction.  CP intends to review its investment in the Issuer on a continuing  basis and engage in  discussions  with  management  and the  Board  of  Directors  of the  Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities markets and general economic and industry  conditions,  CP may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems appropriate including,  without limitation,  seeking Board representation, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization,
ownership  structure  or  operations  of  the  Issuer,   nominating   directors,
soliciting  stockholders  regarding any of the foregoing,  purchasing additional
Shares,  selling  some or all of its Shares,  or  changing  its  intention  with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  5,020,000  Shares of common stock  outstanding as of
January 18, 2007 as reported in the Issuer's  Definitive Proxy Statement on Form
DEFM14A filed with the Securities and Exchange Commission on January 22, 2007.

            As of the close of  business on January 31,  2006,  CP  beneficially owned 450,038 Shares, constituting approximately 9.0% of the Shares outstanding.
As the general partner of CP, CCS may be deemed to beneficially  own the 450,038
Shares owned by CP,  constituting  approximately 9.0% of the Shares outstanding.
As the Managing  Member of CCS, which in turn is the general  partner of CP, Mr.
Couchman  may be deemed to  beneficially  own the  450,038  Shares  owned by CP, constituting approximately 9.0% of the Shares outstanding. Mr. Couchman has sole voting and  dispositive  power with respect to the 450,038 Shares owned by CP by virtue of his authority to vote and dispose of such Shares.

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 7 of 10 Pages
----------------------                                    ----------------------

            (b) By virtue of his positions with CP and CCS, Mr. Couchman has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

            (c) There were no  transactions  in the Shares during the past sixty days by the Reporting Persons.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1.    Joint Filing Agreement by and among Couchman  Partners,  L.P.,
                  Couchman  Capital  Services LLC and Jonathan  Couchman,  dated
                  February 1, 2007.

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 8 of 10 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2007                  COUCHMAN PARTNERS, L.P.

                                         By: Couchman Capital Services LLC,
                                             Its general partner

                                         By: /s/ Jonathan Couchman
                                             -----------------------------------
                                             Jonathan Couchman
                                             Managing Member

                                         COUCHMAN CAPITAL SERVICES LLC

                                         By: /s/ Jonathan Couchman
                                             -----------------------------------
                                             Jonathan Couchman
                                             Managing Member

                                         /s/ Jonathan Couchman
                                         ---------------------------------------
                                         JONATHAN COUCHMAN

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 9 of 10 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                     Page
-------                                                                     ----

1.    Joint Filing Agreement by and among Couchman                           10
      Partners, L.P., Couchman Capital Services LLC and
      Jonathan Couchman, dated February 1, 2007.

----------------------                                    ----------------------
CUSIP No. 76026W208                   13D                    Page 10 of 10 Pages
----------------------                                    ----------------------

                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

      The  undersigned  hereby agree that the Statement on Schedule  13D,  dated
February  1,  2007,  with  respect  to the  shares  of Common  Stock of  Reptron
Electronics, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned  pursuant to and in accordance with the provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

      This  Agreement  may be executed in separate  counterparts,  each of which shall be deemed an original,  but all of which shall constitute one and the same instrument.

Dated: February 1, 2007                  COUCHMAN PARTNERS, L.P.

                                         By: Couchman Capital Services LLC,
                                             Its general partner

                                         By: /s/ Jonathan Couchman
                                             -----------------------------------
                                             Jonathan Couchman
                                             Managing Member

                                         COUCHMAN CAPITAL SERVICES LLC

                                         By: /s/ Jonathan Couchman
                                             -----------------------------------
                                             Jonathan Couchman
                                             Managing Member

                                         /s/ Jonathan Couchman
                                         ---------------------------------------
                                         JONATHAN COUCHMAN